

05041984

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 046927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/04 (MM/DD/YY) AND ENDING 04/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Charter Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Honey Creek Corporate Center, 125 South 84th Street, Suite 140
(No. and Street)

Milwaukee (City) Wisconsin (State) 53214 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lauren Toll (414) 257-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 East Main Street, Suite 100 (Address) Waukesha (City) Wisconsin (State) 53186-3902 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lauren Toll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charter Capital Management, Inc., as of April 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOEL HASSLER
Exp. 8/10/07
NOTARY
PUBLIC
STATE OF WISCONSIN

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Charter Capital Management, Inc.

Annual Report

April 30, 2005

Table of Contents



WALKOWICZ, BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
JEFFERY A. LANGTON, CPA, CMA
DAVID J. JENSEN, CPA
ROXANN V. COWAN, CPA
NILTJE M. HUDZ, CPA
SHANNON M. ROSZAK, CPA

Independent Auditor's Report



RECEIVED
JUN 2 8 2005
213
PROCESSING
SECTION

June 6, 2005

Board of Directors
Charter Capital Management, Inc.
One Honey Creek Corporate Center
125 South 84th Street, Suite 140
Milwaukee, Wisconsin 53214

Board of Directors:

We have audited the accompanying balance sheets of Charter Capital Management, Inc., as of April 30, 2005 and April 30, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter Capital Management, Inc. as of April 30, 2005 and April 30, 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walkowicz, Boczkiewicz & Co., S.C.

Walkowicz, Boczkiewicz & Co., S.C.

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Charter Capital Management, Inc.
Balance Sheets
April 30, 2005 and 2004

Assets

	2005	2004
Current assets:		
Cash	$ 79,992	$ 37,650
Advisory fees receivable	-	923
Commissions receivable	7,996	41,204
Income tax estimates	147	-
Total Current Assets	88,135	79,777
Property and Equipment:		
Computer equipment	18,020	16,547
Office furniture, fixtures, and equipment	9,526	8,957
Total Property and Equipment	27,546	25,504
Less: accumulated depreciation	(18,712)	(19,834)
Net Property and Equipment	8,834	5,670
Other Assets:		
Investments	8,150	15,775
Allowance for Change in Value of Investments	995	(5,800)
Total Other Assets	9,145	9,975
Total Assets	$ 106,114	$ 95,422

The accompanying accountant's audit report and notes to the financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Balance Sheets
April 30, 2005 and 2004

Liabilities and Stockholder's Equity

	2005	2004
Current Liabilities:		
Accounts payable	$ 3,513	$ 3,165
Accrued payroll taxes	6,141	3,343
Total Current Liabilities	9,654	6,508
Stockholder's Equity:		
Common stock	25	25
Paid in capital	2,321	2,321
Retained earnings	93,119	92,068
Accumulated other comprehensive income:		
Unrealized gain (loss) on securities	995	(5,500)
Total Stockholder's Equity	96,460	88,914
Total Liabilities and Stockholder's Equity	$ 106,114	$ 95,422

The accompanying accountant's audit report and notes to the financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Statements of Income
For the Years Ended April 30, 2005 and April 30, 2004

	2005	2004
Revenue:		
Advisory Fees	$ 337,022	$ 219,266
Commissions	201,036	116,318
Total Revenue	538,058	335,584
Expenses:		
Commissions, other compensation and related benefits	432,985	222,748
Communications	4,876	6,357
Occupancy	35,996	41,374
Other operating expenses	62,839	37,539
Total Expenses	536,696	308,018
Net income from operations	1,362	27,566
Other Income (Expense):		
Interest income	49	-
Loss on expired warrants	(825)	(825)
Gain on sale of investments	465	-
Total Other Expense	(311)	(825)
Net Income	$ 1,051	$ 26,741

The accompanying accountant's audit report and notes to financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Statement of Changes in Stockholder's Equity
For the Years Ended April 30, 2005 and April 30, 2004

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance, April 30, 2003	$ 25	$ 14,321	$ 65,327	$ (6,700)	$ 72,973
Change in Unrealized Loss on Securities	-	-	-	1,200	1,200
Reduction in Captial Contribution	-	(12,000)	-	-	(12,000)
Net Income	-	-	26,741	-	26,741
Balance, April 30, 2004	$ 25	$ 2,321	$ 92,068	$ (5,500)	$ 88,914
Change in Unrealized Loss on Securities	-	-	-	6,495	6,495
Net Income	-	-	1,051	-	1,051
Balance, April 30, 2005	$ 25	$ 2,321	$ 93,119	$ 995	$ 96,460

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Statements of Cash Flows
For the Years Ended April 30, 2005 and April 30, 2004

	2005	2004
Cash Flows From Operating Activities:		
Net Income	$ 1,051	$ 26,741
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:		
Gain on sale of investments	(465)	-
Loss on expired warrants	825	825
Depreciation	2,776	2,379
(Increase) decrease in assets:		
Advisory fees receivable	923	(5,149)
Commissions receivable	33,208	(23,676)
Prepaid taxes	(147)	-
Increase (decrease) in liabilities:		
Accounts payable	348	3,140
Accrued payroll taxes	2,798	(667)
Net Cash Provided by Operating Activities	41,317	3,593
Cash Flows from Investing Activities:		
Sale of investments	6,965	
Purchase of fixed assets	(5,940)	-
Net Cash Provided by Investing Activities	1,025	-
Cash Flows from Financing Activities:		
Reduction in paid in capital	-	(12,000)
Net Cash Used in Financing Activities	-	(12,000)
Net Increase (Decrease) in Cash	42,342	(8,407)
Cash - Beginning of year	37,650	46,057
Cash - End of year	$ 79,992	$ 37,650

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Statements of Cash Flows
For the Years Ended April 30, 2005 and April 30, 2004

	2005	2004
Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for		
Interest	$0	$0
Income taxes	$663	$0

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Notes To Financial Statements
April 30, 2005 and April 30, 2004

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the State of Wisconsin on May 1, 1981. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is registered investment advisor.

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the straight-line method over five and ten year periods.

Bad Debts

The Company uses the direct write-off method to account for bad debts. As such, they are expensed when determined to be bad.

Unearned Fees

The Company maintains its financial records generally on an accrual basis of accounting. The only exception relates to certain management fees that are billed prospectively, for varying terms up to six months, based on contractual percentages of the current market values. In accordance with practices allowed by the State of Wisconsin Office of Commissioner of Securities, the Company has not deferred the revenue to be earned under these contracts, nor has it recorded as prepaid, a substantially similar amount for the salaries paid as a result of these fees. Management's estimate of unearned fees and prepaid salaries at April 30, 2005 and April 30, 2004, is approximately $34,512 and $33,601, respectively, which management believes is not material to the fair presentation of the financial statements of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investments and Allowance for Unrealized Losses

Investments are recorded at fair value in accordance with FASB 115 requirements. FASB 115 requires a separate accounting of the difference between the cost and the current fair value. The Company classified its investment securities as "available for sale" and has charged the unrealized gains (losses) to a separate component of stockholder's equity. As of April 30, 2005 and April 30, 2004, the allowance for change in value of investments was $995 and ($5,800), respectively.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2005, the Company's net capital and required net capital were $81,792 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 11.80%.

Note 3 - Capital Stocks

Capital stock consists of 56,000 shares authorized, 25 shares issued and outstanding $1 par value common shares.

Note 4 - Lease Commitment

Under the terms of noncancellable leases for office space, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending April 30,	Annual Retirements
2006	22,878
2007	23,303
2008	22,248
2009	22,391
2010	11,288
	$ 102,108

Note 5 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended April 30, 2005. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Charter Capital Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended April 30, 2005 and April 30, 2004

	2005	2004
Net Capital Computation		
Stockholder's equity at year end	$ 96,460	$ 88,914
Deductions:		
Nonallowable assets:		
Nonallowable receivables	(2,913)	(37,069)
Other assets	(147)	-
Net property and equipment	(8,834)	(5,670)
Securities not readily marketable	(1,650)	(2,475)
Haircuts on security positions	(1,124)	(1,125)
Net Capital	$ 81,792	$ 42,575
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 643	$ 433
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Computation of Aggregate Indebtedness		
Total liabilities	$ 9,654	$ 6,508
Aggregate Indebtedness	$ 9,654	$ 6,508
Percentage of Aggregate Indebtedness to Net Capital	11.80%	15.29%

The accompanying accountant's report and notes to financial statements are an integral part of these statements.

Charter Capital Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Years Ended April 30, 2005 and April 30, 2004

	2005	2004
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of April 30):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 81,792	$ 42,575
Increase in equity from income statement	-	-
Net Capital Per Above	$ 81,792	$ 42,575

The accompanying accountant's report and notes to financial statements are an integral part of these statements.



WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
JEFFERY A. LANGTON, CPA, CMA
DAVID J. JENSEN, CPA
ROXANN V. COWAN, CPA
NILTJE M. HUDZ, CPA
SHANNON M. ROSZAK, CPA

Independent Auditor's Report on Internal Control

To the Board of Directors,
Charter Capital Management, Inc.

In planning and performing our audit of the financial statements of Charter Capital Management, Inc. for the year ended April 30, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Charter Capital Management, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Charter Capital Management, Inc. for the year ended April 30, 2005, and this report does not affect our report thereon dated June 6, 2005. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2005, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Walkering, Bogdanowicz & Co., S.C.

Waukesha, Wisconsin
June 6, 2005